UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Inhibitex, Inc.

(Name of Subject Company)

Inhibitex, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45719T103

(CUSIP Number of Class of Securities)

Russell H. Plumb

President and Chief Executive Officer

9005 Westside Parkway

Alpharetta, GA 30009

(678) 746-1100

With copies to:

David S. Rosenthal, Esq.

Richard A. Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on January 17, 2012 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Inhibitex, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by (i) Inta Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), and (ii) Parent, disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on January 13, 2012 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a purchase price of $26.00 per Share (the “Offer Price”), net to the seller in cash but subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended by changing the date referenced in the penultimate sentence of the sub-section titled “—Support Agreement” from “January 6, 2010” to “January 6, 2012”.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of the sub-section titled “—Certain Litigation”:

“On January 13, 2012 a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned John P. Hegarty v. Inhibitex, Inc., et al., Case No. 7175. The complaint names as defendants, the Company, the Individual Defendants, Parent and Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties by failing to properly value the Company, failing to take steps to maximize the value of the Company and by agreeing to terms in the Merger Agreement that favor Purchaser and deter alternative bids. The complaint also alleges that Parent and Purchaser, by reason of their status as parties to the Merger Agreement and holders of non-public information, knowingly aided and abetted the purported breaches of such fiduciary duties. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction and the payment of attorneys’ fees and costs. The Company, Parent and Purchaser believe the plaintiffs’ allegations lack merit and intend to vigorously defend the claims raised in the lawsuit. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (e)(15).”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description

(e)(15)	Class Action Complaint dated January 13, 2012 (John P. Hegarty v. Inhibitex, Inc., et. al.) (incorporated by reference to Exhibit (a)(8) of the Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule 14D-9 is true, complete and correct.

INHIBITEX, INC.

Dated: January 19, 2012	By:	/s/ Russell H. Plumb
	Name:	Russell H. Plumb
	Title:	Chief Executive Officer

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